Exhibit 99.1

Equinor’s share saving plan allocates shares

The shares purchased by DNB on behalf of Equinor (OSE: EQNR, NYSE: EQNR) on 15 April 2020 for use in the group's Share Saving Plan, have on 20 April 2020 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 8,489,441 shares.

As participants in the share saving plan, Equinor’s primary insiders, and their close associates have been allocated shares at an average price of NOK 129.37 per share. Details on allocation of shares are set forth in the overview below.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Name	Title	Shares allocated to primary insider	Shares allocated to close associate(s)	New shareholding primary insider	New shareholding close associate(s)	New total shareholding
Alton, Russell	Senior vice president	666		13,637		13,637
Bacher, Lars Christian	Chief Financial Officer	474		31,611		31,611
Dodson, Timothy	Executive vice president	458		38,142		38,142
Felin, Hedda	Vice president	216		10,143		10,143
Gjærum, Reidar	Senior vice president	346		29,188	445	29,633
Hutton, Peter	Senior vice president investor relations	88		106		106
Jacobsen, Jon Arnt	Senior vice president corporate audit	410		26,516		26,516
Kvelvane, Ørjan	Senior vice president	237		9,569		9,569
Labråten, Per-Martin	Member of the board of directors	71		2,224		2,224
Møllerstad, Hilde	Company secretary	147	156	5,006	3,157	8,163
Nilsson, Jannicke	Chief Operating Officer	384	146	30,224	18,554	48,778
Nordang, Ana Fonseca	Senior vice president	288	108	3,398	1,711	5,109
Arne Sigve Nylund	Executive vice president	515		20,300		20,300
Torgrim Reitan	Executive vice president	475		49,885	1,574	51,459
Opedal, Anders	Executive vice president	108	91	25,727	2,578	28,305
Rummelhoff, Irene	Executive vice president	464		34,927	407	35,334
Skeie, Svein	Senior vice president	280	151	31,247	7,777	39,024
Sætre, Eldar	President and Chief Executive Officer	877		85,174		85,174
Torstensen, Siv Helen	General counsel	313	126	7,499	2,193	9,692
Øvrum, Margareth	Executive vice president	518	142	60,402	9,443	69,845